SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

_____

Date of Report (Date of earliest event reported):   November 22, 2000

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Item 5. Other Events

November 22, 2000

FOR IMMEDIATE RELEASE

Caterpillar and DaimlerChrysler to form global alliance

Agreement provides framework to join powerful worldwide brands

Peoria, Ill. – Caterpillar Inc. and the commercial vehicle division of DaimlerChrysler AG have agreed to form a 50/50 global alliance to develop, manufacture, market and distribute medium-duty engines, fuel systems and other powertrain components to serve the needs of third-party customers and for use in their own products. The agreement, signed yesterday, provides the framework for a number of joint ventures, supply agreements and cooperative projects, subject to the consent of U.S. and European regulators.

In a joint announcement, Caterpillar Chairman and Chief Executive Officer Glen Barton said, "We are very excited about this partnership. Our worldwide engine business is a major driver of Caterpillar's growth, and with today's announcement, we are making that business stronger than ever."

Jürgen Schrempp, DaimlerChrysler's Chairman and Chief Executive Officer, observed that, "This alliance will bring together legendary engineering capabilities and long traditions of manufacturing excellence to benefit not only our customers, but our employees and shareholders as well."

"This is a unique opportunity to create a premiere, global engine and fuel systems producer with the size and resources needed for long-term success in an increasingly demanding marketplace," stated Caterpillar Group President Richard Thompson, who leads the company's worldwide engine business. "The customers of both our companies will benefit from the shared expertise and efficiencies of scale we will apply to the task of increasing product value while lowering costs."

Dieter Zetsche, president/CEO of Chrysler Group and former head of DaimlerChrysler's commercial vehicle division, said, "This alliance is the culmination of a unique vision – the world's leading commercial vehicle manufacturer joining forces with the world's leading manufacturer of diesel engines and off-highway equipment. Our companies are an ideal strategic fit, with strengths and capabilities that complement each other superbly."

According to the framework agreement, upon regulatory approval the alliance will create:

- A medium-duty engine joint venture that will develop, manufacture and market current and future medium-duty engines and parts for sale to third-party customers and to DaimlerChrysler and Caterpillar for use in their own products. The sales volume of this joint venture is expected to grow significantly by mid-decade from a level of about US$2 billion for the combined parent companies in 2000.

- A fuel systems joint venture that will develop, manufacture and market current and advanced technology fuel systems to third-party customers and for use by the parent companies. The sales volume of this joint venture is expected to nearly triple by mid-decade from a level of about US$600 million for the combined parent companies in 2000.

- Research and engineering cooperation in such key areas as combustion technology, electronics, air handling systems, exhaust aftertreatment and materials technology. The goal of the two companies is to enable their engines to meet increasingly demanding customer and regulatory requirements for noise and emissions control. These leading technology engines will be sold to third parties and incorporated into Caterpillar's and DaimlerChrysler's (Freightliner and its subsidiaries) own products.

- Combined purchasing volumes that will focus on delivering the procurement cost synergies created by the various elements of the alliance.

The medium-duty engine joint venture will include Caterpillar's U.S. facilities in Greenville, South Carolina, and its operations in Peterborough, UK. DaimlerChrysler will contribute its Sao Paulo, Brazil, facility. DaimlerChrysler's Mannheim, Germany, facility, both parents' engine remanufacturing facilities, and certain operations in Caterpillar's Mossville, Illinois, facility and in its Gosselies, Belgium, facility, will serve as contract manufacturers to the joint venture. Both companies' medium-duty engineering/development resources and related intellectual property also will become part of the venture.

The fuel systems joint venture will include Caterpillar's U.S. facilities in Pontiac, Illinois, and in Jefferson and Thomasville, Georgia, as well as its remanufacturing facility in Nuevo Laredo, Mexico. DaimlerChrysler's Glatten, Wolfratshausen, and Rellingen facilities in Germany, and its U.S. remanufacturing facility in Grand Rapids, Michigan, will participate in the venture.

In addition, the two partners reached agreement for Caterpillar to continue to supply heavy-duty 10 - 16 liter engines for use in Freightliner companies' trucks. This volume, added to the volume of engines sold to other valued Caterpillar customers and used to power Caterpillar equipment, provides the worldwide scale to enable a new standard of customer value.

A founding principle of the alliance is that it broadens the companies' ability to serve the worldwide engine market. Both DaimlerChrysler and Caterpillar emphasized that they also will remain independent global suppliers of heavy-duty diesel engines, which are excluded from the alliance.

The impact of today's agreement on Caterpillar's profit per share should be immediately accretive, and is anticipated to appreciably increase Caterpillar's profit per share over the next several years. This is a result of substantial sales growth expected from the alliance, as well as cost synergies already identified by the two companies.

DaimlerChrysler AG is the world's leading manufacturer of commercial vehicles with the brands Mercedes-Benz, Freightliner, Sterling, Western Star, Setra, Thomas Built Buses, DDC and MTU. In 1999 the Commercial Vehicle Division of DaimlerChrysler achieved revenues of US$26.9 billion and sold 555,000 trucks, vans and buses.

Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. Headquartered in Peoria, Illinois, the company posted 1999 sales and revenues of US$19.7 billion.

Caterpillar contacts:

Jeff Hawkinson
Corporate Public Affairs
(309) 675-4715
Pager: (888) 761-2370
E-mail: hawkinson_jeffrey_s@cat.com

Marsha Hausser
Corporate Public Affairs
(309) 675-1307
Cell phone: (309) 657-2733
E-mail: hausser_marsha_m@cat.com

DaimlerChrysler contact:

Karlheinz Knoess
Office Phone: +40 711-17 95130
Cell Phone: +49 172 6904411
Fax: +49 711-17 96691
Email: karlheinz.knoess@daimlerchrysler.com

Satellite feed:

A satellite feed will be made available at 8 a.m, 10 a.m. and 12 p.m. CST. It features video of the agreement signing ceremony, statements from Richard L. Thompson, group president, Caterpillar Inc. & Dieter Zetsche, president & CEO of Chrysler Group and B-roll of both companies' products.

North American feed is Ku satellite T5 transponder K12 downlink frequency 11935.5 (H). Audio will be on 6.2 & 6.8 for the U.S. T5 feed.

European feed is on Ku satellite PAS3 transponder 01KL downlink frequency 12517.5 (H). Audio is on 6.6 & 7.2 for the European PAS3 feed.

Conference call access:

Media will have real-time access through a web cast to the conference call Caterpillar will conduct with security analysts and institutional investors. The one-hour call begins at 10 a.m. CST Wednesday, November 22, and can be accessed through www.CAT.com/IRwebcast. If you miss the live conference call, a replay will be available shortly after the live event – again through www.CAT.com/IRwebcast.

Caterpillar & DaimlerChrysler Alliance

HIGHLIGHTS

Transaction
- Formation of a powerful 50/50 global alliance
- Creation initially of:
  - A medium-duty engine joint venture to develop, manufacture and market medium-duty engines for third parties and for the parent companies.
  - A fuel systems joint venture to develop, manufacture and market fuel systems for third parties and for the parent companies.
  - Cooperation on research/engineering.
  - Common purchasing.
- Agreement that enables Caterpillar to continue to provide heavy-duty engines to DaimlerChrysler's Freightliner companies.
- Contribution of assets (plants, property and equipment) as follows:
  - *Caterpillar:* Pontiac, Illinois, Greenville, South Carolina, and Jefferson and Thomasville, Georgia, USA; Peterborough, England and Nuevo Laredo, Mexico facilities. Certain operations of the Gosselies, Belgium, and Mossville, Illinois, USA, facilities will contribute to the alliance as contract manufacturers.
  - *DaimlerChrysler:* Glatten, Wolfratshausen and Rellingen, Germany; Grand Rapids, Michigan, USA; Sao Paulo, Brazil facilities will participate in the alliance. The Mannheim, Germany, facility will contribute to the alliance as a contract manufacturer.
  - *Both:* Engineering & development resources for fuel systems and medium-duty engines. Remanufacturing facilities will contribute to the alliance as contract manufacturers.

Strategic Reasoning
- This alliance combines powerful worldwide brands.
- The partners' engine businesses are an excellent strategic fit; DaimlerChrysler's core strengths in on-highway complement Cat's strengths in off-highway.
- Through the synergy developed by this combination, the parent companies will be able to achieve a greater expertise in the development, manufacture and marketing of medium-duty engines.
- Through the synergy developed by this combination, the parent companies will be able to achieve a greater expertise in the development, manufacture and marketing of fuel systems.
- Customers will be assured of the availability of Caterpillar engines in various vehicles offered by DaimlerChrysler's Freightliner companies.

- This new volume opportunity for Caterpillar heavy-duty engines, added to the company's other sales to valued third-party customers, will make it possible to achieve new world-class standards in customer value.
- Through the synergy developed by this combination, the parent companies will be able to develop industry-leading technology in areas such as combustion, electronics, airhandling systems, exhaust aftertreatment and materials.
- Through the synergy developed by this combination, the parent companies will be able to develop leading technology that will meet increasingly demanding regulatory requirements for noise and emissions.

Benefits to Shareholders

- This alliance makes good strategic sense for Caterpillar and DaimlerChrysler, and fits perfectly with their strategy of growth through select investments in or near their core businesses that provide good shareholder returns.
- Caterpillar and DaimlerChrysler expect the impact of the alliance on their earnings to be accretive immediately.
- Over the long term, it is anticipated that Caterpillar's and DaimlerChrysler's shareholders will derive good value from the alliance due to the combining of outstanding people, technology, knowledge, synergies and scale.

Benefits to Customers

- The brands joining forces in this alliance have great value in the marketplace.
- Both parent companies have the financial and other resources necessary to develop new products, new applications and new technology. This will benefit DaimlerChrysler's and Caterpillar's third-party customers – and customers for the companies' own products – through higher value and an expanding range of product choices.

Benefits to Employees

- This alliance is about growth for both Caterpillar and DaimlerChrysler … and that growth translates into new opportunities for all employees.
- Both DaimlerChrysler and Caterpillar will use their financial, technical and logistical strengths and resources to accelerate the new joint ventures' growth through new offerings, new applications and new technology. And that growth will benefit employees.

Caterpillar & DaimlerChrysler

Company Profiles

Caterpillar Inc.
Worldwide Presence
- 90 manufacturing facilities
- 67,500 employees
- Distribution in 200 countries
- 1999 Sales & Revenues of US$19.7 billion

DaimlerChrysler AG – Commercial Vehicle Division
Worldwide Presence
- 53 manufacturing facilities
- 90,100 employees
- Distribution in 200 countries
- 1999 Sales & Revenues of US$26.9 billion

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The information above is forward-looking and involves risks and uncertainties that could significantly affect expected results. A discussion of these risks and uncertainties is contained in Form 8-K filed with the Securities & Exchange Commission on November 22, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

By: R. Rennie Atterbury
         R. Rennie Atterbury III
         Vice President

Date: November 22, 2000